October 25, 2016

Filed Pursuant to Rule 433

Registration No. 333-207030

Term Sheet

Issuer:	M&T Bank Corporation

Security:	Depositary Shares, each representing 1/10th interest in a share of Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F

Expected Security Ratings*:	Baa2 (Moody’s) / BBB– (S&P) / BB+ (Fitch)

Size:	500,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	From October 28, 2016 to, but excluding, November 1, 2026, 30/360, and from and including November 1, 2026, Actual/360

Trade Date:	October 25, 2016

Settlement Date:	October 28, 2016 (T+3)

Dividend Rate (Non-Cumulative):	From October 28, 2016 to, but excluding, November 1, 2026, 5.125%, and from and including November 1, 2026, Three-Month LIBOR plus 352 basis points

Dividend Payment Dates:	Beginning May 1, 2017, each May 1 and November 1 until November 1, 2026, and thereafter, beginning February 1, 2027, each February 1, May 1, August 1, and November 1, in each case if declared by the Issuer’s board of directors or duly authorized board committee.

Optional Redemption:	In whole or in part, from time to time, on any Dividend Payment Date on or after November 1, 2026, or in whole but not in part, at any time within 90 days following a “regulatory capital treatment event” (subject to limitations described in the prospectus supplement dated October 25, 2016), in each case at a redemption price equal to $10,000 per share (equivalent to $1,000 per Depositary Share) plus any declared and unpaid dividends

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to Issuer:	$495,000,000

Joint Bookrunners:	J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC UBS Securities LLC

CUSIP/ISIN:	55261FAH7 / US55261FAH73

Canadian Sales

The Depositary Shares may be sold only to Canadian purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection
73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Depositary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages in the prospectus supplement (including any amendment thereto) that is delivered to Canadian purchasers in relation to this offering contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

M&T Bank Corporation has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that M&T Bank Corporation has filed with the SEC for more complete information about M&T Bank Corporation and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling J.P. Morgan Securities LLC at 1-212-834-4533, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, RBC Capital Markets, LLC at 866-375-6829, or UBS Securities LLC toll-free at 1-888-827-7275.

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